SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                          POINTE FINANCIAL CORPORATION
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    73084P100
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13G

-----------------------------                     ------------------------------
CUSIP No. 73084P100                               Page   2
-----------------------------                     ------------------------------

---------- -------------------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Roberto Kassin
---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               [ ]   (a)

                                                                                                                          [X]   (b)
--------- --------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Colombia
--------- --------------------------------------------------------------------------------------------------------------------------

          NUMBER OF SHARES                5     SOLE VOTING POWER
            BENEFICIALLY
           OWNED BY EACH
             REPORTING                              215,7621
            PERSON WITH               --------- ------------------------------------------------------------------------------------

                                          6     SHARED VOTING POWER      65,2082

                                      --------- ------------------------------------------------------------------------------------

                                          7     SOLE DISPOSITIVE POWER   215,7621

                                      --------- ------------------------------------------------------------------------------------

                                          8     SHARED DISPOSITIVE POWER    65,2082

--------- --------------------------------------------------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                280,9701,2

--------- --------------------------------------------------------------------------------------------------------------------------

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

               N/A
                                                                                                                                [ ]
---------- -------------------------------------------------------------------------------------------------------------------------

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


               13.8%
---------- -------------------------------------------------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON

               IN
---------- -------------------------------------------------------------------------------------------------------------------------


------------
1 Includes (Error! Main Document Only.) 3,076 shares owned personally as of December 31, 1999; (Error! Main Document Only.) 17,730 shares subject to immediately exercisable options held personally as of December 31, 1999; (Error! Main Document Only.) 194,956 shares owned by Kassin Family Partnership Ltd., a partnership controlled by Mr. Kassin.

2 Includes 65,208 shares held by the Leon Papu Trust, a trust for which Mr. Kassin and his wife, Clarita Kassin, act as co-trustees.

Item 1(a).  Name of Issuer:

         Pointe Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

         21845 Powerline Road, Boca Raton, FL  33433

Item 2(a).  Name of Person Filing:

         Morris Massry

Item 2(b). Address of Principal Business Office or, if None, Residence:

         21845 Powerline Road, Boca Raton, FL  33433

Item 2(c).  Citizenship:

         United States

Item 2(d).  Title of Class of Securities:

         Common Stock, par value $0.01

Item 2(e).  CUSIP Number:

         73084P100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a: N/A

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)     [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)     [ ] An investment adviser in accordance with Rule 13d-
                 1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ].

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  280,970.

         (b)      Percent of class:  13.8.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote 215,762.

                  (ii)     Shared power to vote or to direct the vote 65,208.

                  (iii) Sole power to dispose or to direct the disposition of 215,762.

                  (iv) Shared power to dispose or to direct the disposition of 65,208.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the
           Security Being Reported on by the Parent Holding Company:

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10.  Certifications.

         N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     --------------------------
                                                     Roberto Kassin
                                       4